Exhibit (a)(5)(G)

Filed
10 May 14 P4:05
Amalia Rodriguez-Mendoza
District Clerk
Travis District
D-1-GN-10-001555

CAUSE NO. D-1-G-N-10-001555

ANTHONY CANCELLIERE, Individually	§
and On Behalf of All Others Similarly	§
Situated,	§
	§	IN THE DISTRICT COURT
Plaintiff,	§
§
v.	§
§
HEALTHTRONICS, INC., R. STEVEN	§	TRAVIS COUNTY, TEXAS
HICKS, DONNY R. JACKSON, TIMOTHY J.	§
LINDGREN, KENNETH S. SHIFRIN, ARGIL	§
J. WHEELOCK, JAMES S.B.	§
WHITTENBURG, ENDO	§
PHARMACEUTICALS HOLDINGS INC., and	§	JUDICIAL DISTRICT
HT ACQUISITION CORP.,	§
§
Defendants.	§

CLASS ACTION PETITION

FOR BREACH OF FIDUCIARY DUTY AND INJUNCTIVE RELIEF

Plaintiff, by his undersigned attorneys, for his verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of HealthTronics, Inc. (“HealthTronics” or the “Company”) against HealthTronics and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin the proposed acquisition of HealthTronics by Endo Pharmaceuticals Holdings, Inc. and its wholly-owned subsidiary, HT Acquisition Corp. (collectively, “Endo”). On or about May 5, 2010, the Board announced that it had caused HealthTronics to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by Endo in a cash transaction by means of an all-cash tender offer for $4.85 per share (the “Tender Offer”) and second-step merger with a net transaction value approximately $223 million (the “Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Officer and tender their shares or else be cashed out in the anticipated follow-on acquisition. As part of the Proposed Acquisition, Defendant Whittenberg and other members of HealthTronic’s management have irrevocably agreed to tender their shares.

2. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein). Furthermore, Endo and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

JURISDICTION AND VENUE

3. This Court has jurisdiction over this action and over defendants because HealthTronics maintains its principal place of business at 9825 Spectrum Drive, Bldg. 3, Austin, Texas 78717.

4. This Court has jurisdiction over the causes of action asserted herein pursuant to the Texas Constitution, Article V, Section 8, because this case is a cause not given by statute to other trial courts.

5. Plaintiffs claims herein are not preempted by federal law, nor does Plaintiffs right to relief require the resolution of any substantial, disputed federal question.

6. Plaintiff’s claims are not removable pursuant to the Class Action Fairness Act of 2005 (“CAFA”) because they fall within the exceptions set forth at 28 U.S.C. Sections 1332(d)(9)(B) and (C).

7. Plaintiff’s claims are not removable pursuant to the Securities Litigation Uniform Standards Act of 1988 (“SLUSA”) because they fall within the exceptions thereto.

8. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

9. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of HealthTronics common stock.

10. Defendant HealthTronics is a Georgia corporation and maintains its principal executive offices at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717. HealthTronics provides healthcare services, and manufactures medical devices primarily for the urology community in the United States. The Company’s common stock trades on the Nasdaq stock exchange under the ticker “HTRN.” As of February 28, 2010 there were 45,587,235 shares of HealthTronics common stock outstanding. Defendant HealthTronics may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

11. Defendant R. Steven Hicks (“Hicks”) has been a HealthTronics director since November 2004 and became the Company’s Non-Executive Chairman in March 2006. According the Company’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form DEF 14A on March 29, 2010 (the “2010 Proxy”), Hicks became a HealthTronics director following the merger of HealthTronics and Prime Medical Services Inc. (“Prime Medical”). In addition, according to the 2010 Proxy, Hicks is a member of the Company’s Compensation Committee, the Executive Committee, and the Nominating and Corporate Governance Committee. Defendant Hicks may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

12. Defendant Donny R. Jackson (“Jackson”) has been a HealthTronics director since January 2003. According to the 2010 Proxy, Jackson is chair of the Company’s Audit Committee and is a member of the Compensation Committee and the Executive Committee. Defendant Jackson may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

13. Defendant Timothy J. Lindgren (“Lindgren”) has been a HealthTronics director since January 2003. According to the 2010 Proxy, Lindgren is chair of the Company’s Compensation Committee and the Nominating and Corporate Governance Committee, and is a member of the Audit Committee. Defendant Lindgren may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

14. Defendant Kenneth S. Shifrin (“Shifrin”) has been a HealthTronics director since November 2004. According to the 2010 Proxy, Shifrin became a HealthTronics director following the merger of HealthTronics and Prime Medical. In addition, Shifrin is chair of the Company’s Executive Committee, and is a member of the Company’s Audit Committee and the Nominating and Corporate Governance Committee. Defendant Shifrin may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

15. Defendant Argil J. Wheelock (“Wheelock”) has been a HealthTronics director since 1996. According to the 2010 Proxy, Wheelock served as our Chairman and Chief Executive Officer from July 1996 until the closing of the Prime-HealthTronics merger in November 2004 when he became the Company’s Nonexecutive Chairman. In October 2005, Wheelock was appointed as Executive Chairman and he resigned this position in March 2006 and continues to serve as a member of our Board of Directors. Wheelock also serves as HealthTronics’ Chief Medical Advisor. Defendant Wheelock may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

16. Defendant James S.B. Whittenburg (“Whittenburg”) has been a HealthTronics director since August 2007 when he was also appointed the Company’s President and CEO. According to the 2010 Proxy, Whittenburg served as President of the Company’s Urology Division, and he was the HealthTronics acting President and CEO from May 2007 until August 2007. He also served as President of the Specialty Vehicle Manufacturing Division from December 2005 until its sale in July 2006 and was the Company’s General Counsel and Senior Vice President – Development from March 2004 until June 2006. Previously Whittenburg practiced law at Akin Gump Strauss Hauer & Feld LLP, where he specialized in corporate and securities law and he is also a CPA. Defendant Whittenburg may be served with process at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

17. Defendant Endo Pharmaceuticals Holdings Inc. (“Endo”) is a Delaware corporation and maintains its principal executive offices at 100 Endo Boulevard, Chadds Ford, Pennsylvania, 19317. Endo Pharmaceuticals Holdings Inc., through its subsidiary, Endo Pharmaceuticals Inc., engages in the research, development, manufacture, marketing, and sale of branded and generic prescription pharmaceuticals in the United States. Defendant Endo may be served with process at 100 Endo Boulevard, Chadds Ford, Pennsylvania, 19317.

18. Defendant HT Acquisition Corp. (“HT”) is a Georgia corporation and is a wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc. that was created for the sole purpose of effecting the Proposed Transaction. Defendant HT may be served at 100 Endo Boulevard, Chadds Ford, Pennsylvania, 19317.

19. The defendants identified in ¶¶ 11-17 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of HealthTronics, and owe plaintiff and HealthTronics’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

20. Each of the Individual Defendants at all times had the power to control and direct HealthTronics to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all HealthTronics shareholders.

21. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on his own behalf and as a class action on behalf of himself and the public shareholders of HealthTronics (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2010, there were 45,587,235 shares of HealthTronics common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

25. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

28. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

29. On March 4, 2010, HealthTronics announced its fourth quarter 2009 financial results and its 2010 guidance. The Company reported revenue from continuing operations for the fourth quarter of 2009 totaled $50.3 million, up from $44.6 million in the fourth quarter of 2008 and the Company’s Adjusted EBITDA from continuing operations for the fourth quarter of

2009 was $8.5 million, which compares to $5.8 million in the fourth quarter of 2008. In addition, the Company disclosed revenue from continuing operations for the year ended December 31, 2009 totaled $185.3 million as compared to $165.9 million for the year ended December 31, 2008 and the Company’s Adjusted EBITDA from continuing operations for 2009 was $26.6 million compared to $22.0 million in 2008. In fact, defendant Whittenburg was quite pleased HealthTronics progress.

30. The Company’s 2010 guidance discussed in that same press release reflects continued reinvestment into growth initiatives that help position the Company for meaningful organic growth in 2011 and beyond.

31. On May 5, 2010, HealthTronics announced the Proposed Transaction. Specifically, Endo will commence an all cash tender offer to acquire all of the outstanding shares of HealthTronics common stock for approximately $223 million or $4.85 per share in cash plus the assumption of debt. The Proposed Transaction has been approved by the boards of directors of both companies. The Tender Offer is expected to commence within 10 business days of May 5, 2010 and to remain open until July 1, 2010, subject to extension under certain circumstances.

32. The consummation of the Tender Offer is conditioned on the tender of a majority of outstanding HealthTronics shares on a fully diluted basis and other customary closing conditions and is not subject to a financing condition. Following completion of the Tender Offer, Endo will merge into HealthTronics and the HealthTronics shares not acquired in the Tender Offer will convert into the right to receive the same consideration as paid in the Tender Offer.

33. Moreover, to the detriment of HealthTronics’ shareholders, the Merger Agreement’s terms substantially favor Endo and are calculated to unreasonably dissuade potential suitors from making competing offers.

34. In order to lock-up the Proposed Transaction for Endo, the Individual Defendants agreed, among other things:

(a) Not to solicit other takeover proposals;

(b) To notify Endo of any proposals or offers and the identity of those potential suitors;

(c) To provide Endo with the opportunity to renegotiate the Proposed Transaction in the event a superior proposal is made by a third party;

(d) To grant Endo a “Top-Up Option;” and

(e) To pay a fee of $8 million if the Proposed Transaction is terminated.

35. All of these “defensive measures,” taken together, represent a nearly insurmountable hurdle to other potential bidders. In addition, as an inducement to enter into the Merger Agreement, and in consideration thereof, Whittenburg and certain of the Company’s executives have entered into shareholder tender agreements with Endo wherein each of them has irrevocably agreed to tender the shares of HealthTronics common stock beneficially owned by them in the Tender Offer. Furthermore, Whittenburg and the same HealthTronics executives have entered into new employment agreements, to be effective upon closing of the Tender Offer, providing for their continued employment with the combined company following the Proposed Transaction.

36. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Endo for the

Company from taking their bids directly to the Company’s owners - its shareholders - and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

37. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of HealthTronics is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

38. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

39. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their HealthTronics common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

40. Plaintiff repeats and re-alleges each of the preceding allegations as if fully set forth herein.

41. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of HealthTronics’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance HealthTronics’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of HealthTronics’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of HealthTronics; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

42. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

43. As alleged herein, defendants have initiated a process to sell HealthTronics that undervalues the Company and vests them with benefits that are not shared equally by HealthTronics’ public shareholders – a clear effort to take advantage of the temporary depression in HealthTronics’ stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of HealthTronics at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of HealthTronics’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

44. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

45. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against HealthTronics and Endo)

46. Plaintiff repeats and re-alleges each of the preceding allegations as if fully set forth herein.

47. Defendants HealthTronics and Endo knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, HealthTronics provided, and Endo obtained, sensitive non-public information concerning HealthTronics’ operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

48. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their HealthTronics shares.

49. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: May 14, 2010		Respectfully Submitted,

By
Joe Kendall State Bar No. 11260700 Hamilton Lindley State Bar No. 24044838 KENDALL LAW GROUP LLP 3232 McKinney, Ste 700 Dallas, TX 75204 Tel:214-744-3000 Fax:214744-3015

RYAN & MANISKAS, LLP Katharine M. Ryan, Esquire Richard A. Maniskas, Esquire 995 Old Eagle School Road, Suite 311 Wayne, Pa. 19087 Telephone: (484) 588-5516

Counsel for Plaintiff Anthony Cancelliere

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